                                                            Exhibit 9

                    WHITEHALL STREET REAL ESTATE
                        LIMITED PARTNERSHIP V

                    WHITEHALL STREET REAL ESTATE
                        LIMITED PARTNERSHIP VI


PERSONAL AND CONFIDENTIAL

September 18, 1995

Board of Directors
Rockefeller Center Properties, Inc.
1270 Avenue of the Americas, Suite 2410
New York, NY 10020

Attention:  Dr. Peter Linneman
            Chairman

Gentlemen:

Enclosed is our response to the questions posed by your financial advisor concerning specific details of our proposal. We believe that it is obvious that our transaction offers the greatest value for RCPI and its shareholders compared to other proposals. Moreover, we are prepared to work with the Board to develop the optimal technical structure for this transaction within the framework of the economic terms we have proposed.

Our proposal offers numerous important advantages for the shareholders of RCPI, including:

      Higher Price

      Less Dilution

      Shareholder Participation

      Honors Existing Agreements

      Few Conditions

      Quicker Funding

We respectfully request an opportunity to meet with the Board of Directors and its advisors to discuss our proposal in person with you to review its advantages and to meet any concerns or objections which you may have. We are confident that after a careful review of RCPI's alternatives, you will select our proposal as the one most beneficial to shareholders.

Sincerely,


/s/ Daniel Neidich
Daniel Neidich
(on behalf of Goldman, Sachs & Co.
Goldman Sachs Mortgage Company
and Whitehall Real Estate Limited Partnership V)

                 Requested Clarification to Offer to RCPI
                        dated September 11, 1995 by
             Whitehall Street Real Estate Limited Partnership V


1. Describe and provide a schematic of the structure of RCPI or Newco at each point during and after the merger.

      The recapitalization proposal outlined in our letter to the Board of Directors of RCPI, dated September 11, 1995 (the "Proposal"), contemplates the merger structure set forth below. However, we remain amenable to effecting the Proposal without a merger, should the Board so desire, or through other means that the Board may contemplate. In addition, if the Board would so prefer, we would be willing to conduct the Rights Offering (as defined below) simultaneously with the solicitation of shareholder approval of the transaction.

      Step 1: Whitehall establishes a wholly owned Delaware subsidiary, Newco.

      Step 2: Whitehall and its affiliates and RCPI execute definitive agreements.

      Step 3: RCPI circulates a proxy statement seeking shareholder approval of the merger of Newco with RCPI (the "Merger").

      Step 4: Assuming shareholder approval of the Merger, RCPI commences immediately (one business day following the shareholder approval) the $100 million rights offering (the "Rights Offering") at $6.50 a share. The Rights Offering remains open for 30 days.

      Step 5:     Whitehall contributes $100 million to Newco.

      Step 6: The Merger occurs. Simultaneous with the Merger, (a) the Rights Offering will close and the surviving company in the Merger will issue the shares pursuant to the Rights Offering either to existing shareholders of RCPI, a combination of existing shareholders of RCPI and Whitehall, or if no existing shareholders of RCPI participate in the Rights Offering, to Whitehall, and (b) Whitehall will contribute to the surviving company in the Merger the funds necessary to fulfill its obligations as a stand-by purchaser under the Rights Offering.

      Step 7: At the time of the Merger, the up to approximately $116 million outstanding principal amount under the GSMC loan and the $213 million of RCPI's Current Coupon Convertible Debentures due 2000 could be repaid, and any new financing, as described in the Proposal, could be consummated. Alternatively, RCPI could complete the refinancing subsequent to the Merger, if market conditions suggest this would be preferable.

      Exhibit A hereto is a chart that sets forth the equity ownership of stockholders of RCPI (other than Whitehall) and of Whitehall under three different scenarios.

      Please see Attachment I for a diagram of the Merger.


2.    What are the "market covenants" Whitehall proposes for the 14%
      Debentures?

      The covenants in the 14% Debenture document are market covenants, and were negotiated at a time when RCPI 1) owned, as its sole asset, a sub-performing mortgage security, and 2) faced tremendous uncertainty with respect to its financial viability. The proposed transaction will result in strong equity sponsorship of RCPI. The equity sponsorship, coupled with RCPI's anticipated ownership of the property, allows for greater flexibility in modifying these covenants if we reach an agreement with you. Please see Attachment II for our proposed mark-up of the existing loan covenants contained in the existing Debenture Purchase Agreement to accommodate our proposed transaction. As for the mortgage "property level" covenants, Whitehall is prepared to accept what is negotiated in the mortgage documents with the new mortgage lender.


3.    Please provide subordination language with respect to the 14%
      Debentures.

      Please see Attachment III, which is the form of Intercreditor Agreement pursuant to which Whitehall subordinates its 14% Debentures to Goldman Sachs Mortgage Company's senior notes. We would propose this as the basis for the subordination of the 14% Debentures to the new financing.


4. Does Whitehall plan to sell any or all of the twelve buildings in the next few years?

      No, Whitehall does not have any such plan.


5. If Whitehall plans to sell any or all of the buildings, what is the proposed timing and proceeds recognition schedule?

      Not applicable.

6. What is Whitehall's strategy with respect to negotiations with RGI for a consensual foreclosure?

      Whitehall expects that the Board of Directors of RCPI will develop a strategy in consultation with Whitehall for a quick, consensual foreclosure.


7. Do you plan to include parties in addition to Whitehall in your investment group?

      Our Proposal contemplates that all existing shareholders of RCPI will have the opportunity to participate with Whitehall in this investment through the Rights Offering. We do not require additional investors, although we would consider adding investors who bring strategic benefits to RCPI.


8. Will you immediately suspend or modify your cash flow sweep requirements under the two existing loan facilities?

      Upon consummation of the Proposal, the cash flow sweep would be eliminated from the Debenture Purchase Agreement, dated as of December 18, 1994, between RCPI and Whitehall, and would not exist with respect to the GSMC loan if the GSMC loan is repaid. Until that time, our Proposal does not contemplate any modifications to the cash flow sweep requirements in our two existing loan facilities.
      However, as you know, in our letter to RCPI, dated August 28, 1995 (a copy of which is attached as Exhibit B), GSMC offered to waive the $33 million cash flow sweep prepayment which was due on September 1, 1995, in order to give RCPI additional time to consider its alternatives and to avoid fees and other costs and restrictions in connection with the interim financing arrangements negotiated with the Zell group. GSMC is prepared to lend the Company an additional $33 million under the GSMC Loan Agreement to replace the funds paid to GSMC in that sweep.

9. Explain your fee and expense estimates with respect to both the equity and debt financings.

      Stock Purchase:   No Fee

      Rights Offering:  3% of Commitment ($3,000,000).  We expect that all of the rights will be exercised, in which case no additional fees would be payable. If, however, any rights are not exercised, Whitehall would purchase the shares for which rights are not exercised, and Whitehall will be entitled to a take-up fee equal to 3% of the aggregate purchase price of those shares.

      Debt Financing:   For acting as financial advisor in connection with
                        the issuance of the new debt contemplated by our Proposal, GS would receive an advisory fee equal to 1% of the aggregate principal amount of such new debt. We do not plan to purchase the new debt for our own account. See Question 16.

      Expense Estimate: $1,000,000


10. What fees will Goldman charge to serve as financial advisor to RCPI for the new financing?

      The only fees that we contemplate in connection with our Proposal are set forth in the answer to Question 9.


11.   Will current or future warrants receive dividends?

      There would be no change in the existing Warrant Agreement with respect to dividends.


12.   What dividend policy and payments do you project?

      We expect that the Board of Directors will determine dividend policy and payments in light of all the circumstances. Accordingly, we have not projected any particular dividend policy, although of course we expect the Company to retain REIT status.


13. How do you plan to position the Whitehall proposal for the required shareholder vote?

      See Question 1.

14. At what interest rates do you expect to finance the $350 million or $625 million debt pieces?

      We expect that the new debt financing would be raised at the interest rate and on the terms then prevailing in the market. Based on current market conditions, we would expect the interest rate on such new debt, if issued today, would be LIBOR + 250 basis points or less.


15.   Will Whitehall principal the new debt?

      No.  However, see Question 16.


16. If GSMC will principal the new financing, what interest rate and fees does it expect to charge?

      GSMC has no plans to principal the new debt financing. GSMC would consider offering to principal the new debt on market terms, for customary fees, at the request of the Company. We expect the Company to obtain the best financing available to it in the market at the time any financing is completed.

      Moreover, our Proposal is not conditioned on any financing or refinancing, all of which could be completed after closing at the discretion of the Company in light of then existing market conditions.


17. Please explain the "without regard to the principles of conflict of laws" statement in Section 7.

      The purpose of the clause is to ensure that the substantive laws of the State of New York will always govern the letter. The clause means that in the event the conflicts of law principles of the State of New York were to require the application of the substantive laws of another jurisdiction, the conflicts of law principles would be disregarded and the substantive laws of the State of New York would govern the letter.


18.   Are warrants defined as "equity securities"?

      Warrants are included in the term "equity securities" as it is used in the Proposal.

19. With respect to Whitehall Board seats, will Whitehall relinquish all Board representation rights if it sells all of its stock but retains warrants?

      No. As you know, Whitehall currently has the right to Board representation based on its ownership of warrants. Under our Proposal, we would expect to continue to have Board representation approximately equal to our percentage ownership in the Company on a fully diluted basis.


20. Will the new debt amortize in proportion to the accretion of the zero coupon bonds?

      We expect that the new debt will amortize in proportion to the accretion of the zero coupon bonds, since that will reduce the Company's financing cost and avoid any increase in the overall leverage of the Company. However, the amortization schedule of the new debt will be determined based on market conditions and negotiations with the new lender.


21.   When do you expect to close the Stock Purchase and Rights Offering?

      As soon as practicable. We would anticipate that the closing would probably occur approximately 80 days following the execution of definitive documents (30 days to prepare the documents, file them with the SEC and have them cleared, 20 days to solicit shareholder approval and 30 days to conduct the Rights Offering).


22. Will Whitehall receive anti-dilution protection in the future only to the extent that new equity securities are issued at a price below the then fair market value of the securities issued?

      Upon consummation of the Proposal, our anti-dilution protection would be amended so that the sale of securities at market value would not trigger the application of the anti-dilution protection. The anti-dilution provisions would continue to protect us against below market issuances, stock dividends, stock splits and the other circumstances now covered by those provisions.

23. Will Whitehall receive a 6% fee on the Take-up Shares (3% on New Shares plus 3% on Take-up Shares)?

      Yes. To the extent the existing shareholders of RCPI neither exercise their rights nor sell them to others who would exercise, Whitehall would purchase the shares for which rights are not exercised and would be entitled to a 3% Take-up fee. Please note that our Proposal contemplates free transferability and trading of the rights. See Question 9.


24. Why does Whitehall request that RCPI waive its "excess shares" provisions?

      Our Proposal contemplates that the "excess share" provision will not apply in the context of the Merger, and that in the future, the Company will have a standard "excess share" provision -- one that permits the Board of Directors to waive the "excess share" provision with respect to any persons or transactions so long as such waiver does not adversely affect the REIT status of the entity.


25. Would Whitehall defer the September 22, 1995 expiration of the letter agreement?

      We would be pleased to consider extending the expiration date at the request of the Company.


26.   Other Comments.

      We note that the additional warrants contemplated by our Proposal under the anti-dilution provisions of our Warrant Agreement would have an exercise price of $6.50, and therefore would be less dilutive to the shareholders and much less valuable than new warrants issued at a lower price.

      Further, we note that the 14% Debentures provide several advantages to the Company compared to short-term floating rate debt. The Debentures have a 12-year term, a fixed interest rate, a pay-in-kind feature, are subordinated to certain other debt, and require no fees. All of these considerations benefit the shareholders compared to short-term floating rate debt.

                               EXHIBIT A

   Summary Fully-Diluted Ownership Table



                                                   Public Exercises/        Public and
                                                    Whitehall Does        Whitehall both       Public does not
                              Current Ownership           Not                Exercise              Exercise

       Public                            80.1%              63.7%                63.7%                45.5%

       Whitehall
               Common                     0.0%              18.3%                18.3%                36.5%

               Warrants                  19.9%              18.0%                18.0%                18.0%

       Total Whitehall                   19.9%              36.3%                36.3%                54.5%


       Total                            100.0%             100.0%               100.0%               100.0%


   Case #1: Public Exercises/Whitehall Does Not Exercise
   (all numbers in $000's)


                                Existing Ownership                       Proposed Transaction

                                              Fully Diluted
                       #       Warrants                              #        Warrants      Fully
                     Shares     @$5.00        #          %         Shares    @$6.50<F1>    Diluted

      Public         38,261            0    38,261       80.10%     15,385            0       15,385
      Whitehall           0        9,505     9,505       19.90%     15,385        5,647       21,032

      Total          38,261        9,505    47,766      100.00%     30,769        5,647       36,417




                         Total-After Implementation of Transaction

                          Shares         Warrants       Fully Diluted
                      #          %                      #          %

      Public        53,645      77.71%           0    53,645      63.72%
      Whitehall     15,385      22.29%      15,153    30,538      36.28%

      Total         69,030     100.00%      15,153    84,183     100.00%


   <F1>
   *   Issued pursuant to antidilution provisions of Warrant Agreement dated December 19, 1994 between Whitehall and RCPI under which RCPI is obligated to maintain Whitehall's warrant position at 19.9% on a fully-diluted basis. In our Proposal, Whitehall would accept a voluntary reduction in the percentage of its warrant position to 18.0%.
       Whitehall would receive no additional warrants as a result of it being a purchaser of additional shares of common stock.

   Case #2: Public Exercises/Whitehall Exercises
   (all numbers in $000's)


                                  Existing Ownership                      Proposed Transaction

                                                Fully Diluted
                        #        Warrants                              #       Warrants       Fully
                      Shares      @$5.00       #           %        Shares    @$6.50<F1>     Diluted

      Public           38,261           0    38,261       80.10%     12,323             0      12,323
      Whitehall             0       9,505     9,505       19.90%     18,446         5,647      24,094

      Total            38,261       9,505    47,766      100.00%     30,769         5,647      36,417



                              Total-After Implementation of Transaction

                              Shares           Warrants       Fully Diluted
                          #           %                       #          %

      Public             50,584      73.28%           0     50,584      60.09%
      Whitehall          18,446      26.72%      15,153     33,599      39.91%

      Total              69,030     100.00%      15,153     84,183     100.00%


   <F1>
   *   Issued pursuant to antidilution provisions of Warrant Agreement dated December 19, 1994 between Whitehall and RCPI under which RCPI is obligated to maintain Whitehall's warrant position at 19.9% on a fully-diluted basis. In our Proposal, Whitehall would accept a voluntary reduction in the percentage of its warrant position to 18.0%.
       Whitehall would receive no additional warrants as a result of it being a purchaser of additional shares of common stock.

   Case #3: Public Does Not Exercise
   (all numbers in $000's)


                                Existing Ownership                       Proposed Transaction

                                              Fully Diluted
                       #       Warrants                              #        Warrants      Fully
                     Shares     @$5.00        #          %         Shares    @$6.50<F1>    Diluted

      Public         38,261            0    38,261       80.10%          0            0            0
      Whitehall           0        9,505     9,505       19.90%     30,769        5,647       36,417

      Total          38,261        9,505    47,766      100.00%     30,769        5,647       36,417



                            Total-After Implementation of Transaction

                            Shares           Warrants       Fully Diluted
                         #          %                       #          %

      Public           38,261       55.43%           0    38,261       45.45%
      Whitehall        30,769       44.57%      15,153    45,922       54.55%

      Total            69,030      100.00%      15,153    84,183      100.00%


   <F1>
   *   Issued pursuant to antidilution provisions of Warrant Agreement dated December 19, 1994 between Whitehall and RCPI under which RCPI is obligated to maintain Whitehall's warrant position at 19.9% on a fully-diluted basis. In our Proposal, Whitehall would accept a voluntary reduction in the percentage of its warrant position to 18.0%.
       Whitehall would receive no additional warrants as a result of it being a purchaser of additional shares of common stock.

                               EXHIBIT B














PERSONAL AND CONFIDENTIAL



August 28, 1995



Board of Directors
Rockefeller Center Properties, Inc.
1270 Avenue of the Americas
New York, New York  10020.

Attention:  Dr. Peter Linneman
            Chairman

Gentlemen:

We are prepared to waive the mandatory principal prepayment due September 1 in order to give you additional time to consider your alternatives and to avoid fees and other costs and restrictions in connection with the $33 million interim financing you have negotiated with the Zell Group.

We believe that the equityholders of RCPI would be better off if RCPI obtained a waiver of the Prepayment from GSMC and thereby avoided the conditions and fees required in the Zell Loan Transaction. Therefore, subject to your satisfying the conditions set forth in the attached form, GSMC is prepared to waive the Prepayment in exchange for a $500,000 waiver fee, which fee will be added to the balance of the GSMC loan.

As always, we remain eager to work with the Board constructively to help RCPI solve its liquidity problems while honoring its obligations.

As we indicated to you in our letter of August 11, 1995, we believe that the entire Zell recapitalization plan that formed the basis of the Zell Letter of Intent and is summarized in the Form 8-K is not in the best interests of the equityholders of RCPI. Please note that the GSMC waiver is not conditioned in any way on any action by RCPI respecting the Zell recapitalization plan. However, we hope that by relieving the time pressure created by the Prepayment, the waiver will help the Board to develop a financing plan that is in the best interests of the equityholders of RCPI and complies with all of RCPI's obligations.

Sincerely,

GOLDMAN, SACHS & CO.
on behalf of itself,
GOLDMAN SACHS MORTGAGE COMPANY and
WHITEHALL REAL ESTATE LIMITED
PARTNERSHIP V



/s/ Goldman, Sachs & Co.
________________________________________

                                   WAIVER


Goldman Sachs Mortgage Company ("GSMC") hereby agrees to waive the obligation of Rockefeller Center Properties, Inc. ("RCPI") to make the $33.7 million mandatory principal prepayment (the "Prepayment") due to GSMC on September 1 under Section 2.05(b) of the Loan Agreement, dated as of December 18, 1994, between RCPI and GSMC (the "GSMC Loan Agreement") on the following conditions: (a) RCPI does not consummate the loan and share issuance transactions contemplated by the Investment Agreement, dated
August 18, 1995, between Zell/Merrill Lynch Real Estate Opportunity
Partners Limited Partnership III and RCPI (the "Investment Agreement") or any similar transaction (and thereby terminates the Investment Agreement),
(b) RCPI waives its right under the various agreements entered into between RCPI and Goldman, Sachs & Co., GSMC and Whitehall Street Real Estate Limited Partnership V (together, the "Whitehall Group") to borrow up to $10 million for working capital needs, and (c) RCPI agrees to pay to GSMC $500,000 as a waiver fee, which fee shall be added to the balance of the GSMC loan.

The waiver granted hereby does not constitute a waiver of any other provision of, or the obligation of RCPI to make any other payments under, the GSMC Loan Agreement or any agreement entered into between RCPI and any member of the Whitehall Group.

Please indicate your agreement to have GSMC waive the Prepayment on the terms set forth in this waiver by signing below in the space indicated and returning a copy of the executed waiver.

Sincerely,

GOLDMAN, SACHS & CO. on                   Agreed and Accepted:
behalf of itself, GOLDMAN
SACHS MORTGAGE COMPANY and                ROCKEFELLER CENTER
WHITEHALL REAL ESTATE                     PROPERTIES, INC.
LIMITED PARTNERSHIP V


/s/ Goldman, Sachs & Co.
____________________________              ____________________